21002951

SE[illegible]

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2021

Washington DC 416

SEC FILE NUMBER
8-37486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornton Farish Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Eastern Boulevard, Suite 210
(No. and Street)

Montgomery	AL	36116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah D. Russell — (334) 270-8555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett LLC
(Name – *if individual, state last, first, middle name*)

3815 Interstate Court	Montgomery	AL	36109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Bamman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornton Farish Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Scott W. Bamman, President

Title

Rebecca B. Newman

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNTON FARISH INC.

THORNTON FARISH INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2020

THORNTON FARISH INC.
FINANCIAL STATEMENTS PURSUANT TO SECTION 17
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS AMENDED BY THE SECURITIES ACTS AMENDMENTS
OF 1975 AND RULE 17a-5 THEREUNDER
FOR THE YEAR ENDING DECEMBER 31, 2020

THORNTON FARISH INC.
TABLE OF CONTENTS
DECEMBER 31, 2020

Note: The Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted since Thornton Farish, Inc. has no such liabilities outstanding at the beginning of the year, during the year or at year end.

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Thornton Farish Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornton Farish Inc. as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Thornton Farish Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Thornton Farish Inc.'s management. Our responsibility is to express an opinion on Thornton Farish Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Thornton Farish Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

Schedule I (Computation of Net Capital under Rule 15c3-1), Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3), and Schedule III (Information Relating to the Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Thornton Farish Inc.'s financial statements. The supplemental information is the responsibility of Thornton Farish Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I

(Computation of Net Capital under Rule 15c3-1), Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3), and Schedule III (Information Relating to the Possession or Control Requirements under Rule 15c3-3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Thornton Farish Inc.'s auditor since 2001.
Montgomery, Alabama
February 25, 2021

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	232,831
Deposits with clearing organizations		100,010
Fees receivable		65,874
Money market funds		15,087
Funds due from clearing organizations		4,200
Stockholder receivables		238,454
Right-of-use asset		242,707
Property and equipment (at depreciated cost)		1,138
Other assets		3,834
TOTAL ASSETS	$	904,135

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	80,544
Right-of-use liability		242,707
TOTAL LIABILITIES		323,251
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding		1,500
Additional paid-in capital		509,552
Retained earnings		69,832
TOTAL STOCKHOLDERS' EQUITY		580,884
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	904,135

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Investment banking	$ 1,394,849
Underwritings	589,491
Gain on extinguishment of debt	118,108
Commissions	1,602
Other revenue	95
Total revenues	2,104,145
EXPENSES	
Compensation and benefits	978,731
Clearance expenses	68,916
Communications	14,753
Depreciation	2,398
Dues, fees, and assessments	15,335
Occupancy costs	61,829
Other operating expenses	76,528
Promotional costs and issue expenses	53,071
Total expenses	1,271,561
NET INCOME	$ 832,584

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE AT DECEMBER 31, 2019	$ 1,500	$ 509,552	$ 84,748	$ 595,800
Net income	-	-	832,584	832,584
Dividend distributions	-	-	(847,500)	(847,500)
BALANCE AT DECEMBER 31, 2020	$ 1,500	$ 509,552	$ 69,832	$ 580,884

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 832,584
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,398
Gain on extiguishment of debt	(118,108)
Increase in clearing account deposit	(64,908)
Changes in assets and liabilities:	
Fees receivable	31,161
Right-of-use lease asset	14,715
Funds due from clearing organizations	23,717
Other assets	2,253
Accounts payable and other liabilities	77,688
Right-of-use lease liability	(14,715)
Net cash provided by operating activities	786,785
CASH FLOWS FROM INVESTING ACTIVITIES	
Money market fund redemptions	49,913
Net cash provided by investing activities	49,913
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Payroll Protection Program	118,108
Dividend distributions	(847,500)
Net cash used in financing activities	(729,392)
NET INCREASE IN CASH	107,306
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	125,525
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 232,831
SUPPLEMENTAL CASH FLOW DISCLOSURE	
NON-CASH FINANCING ACTIVITY	
Forgiveness of Payroll Protection Program Loan	$ 118,108

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a municipal advisor registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of brokering securities, underwriting securities issues, and remarketing securities throughout the United States of America. The Company operates primarily in the municipal securities markets. The Company clears its trades through StoneX Financial Inc.

Securities Transactions

Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Investment Banking

Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory and remarketing services which are recognized when billed, generally on a quarterly basis.

Fees Receivable

Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary.

Intangible Assets

Intangible assets subject to amortization consist of computer software. These costs are amortized on a straight-line basis. There was no amortization expense for the year ended December 31, 2020 as the intangible assets have been fully amortized.

Property and Equipment

Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes
The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Effective January 1, 2009, the Company accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2020, the Company had no uncertain tax positions, or interest and penalties, which qualify for either recognition or disclosure in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2016.

Advertising
Advertising costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2020.

Cash and Cash Equivalents
Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments
FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment securities: Fair values of securities are usually based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Money market funds are considered level one in the fair value hierarchy. The Company has no financial instruments that are held or issued for trading purposes.

Investments in Marketable Securities
The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories at the time of purchase and reevaluates such determinations at each statement of financial condition date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.

Trading securities are reported at fair value, with unrealized gains and losses recognized in earnings. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders' equity. Held-to-maturity securities are recorded as either short-term or long-term on the statement of financial condition based on the contractual maturity date and are stated at amortized cost.

In the event the fair value of an investment declines below cost basis, management is required to determine if the decline in fair value is other-than-temporary. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and to the extent to which the fair value has been less than cost basis, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. If it is determined that an other-than-temporary decline exists in a marketable security, the Company writes down the investment to its fair market value and records the related write-down as an investment loss in its statement of income.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Use of Estimates in the Preparation of Financial Statements
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (FASB) issued new guidance related to the accounting for financial instruments ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments.* Based on the new guidance, companies that have accounts receivable will need to consider and implement changes required by the new guidance. On January 1, 2020, the Company adopted Accounting Standards Update 2016-13 to comply with this FASB accounting standard. As of December 31, 2020, the Company's receivables consists of fee receivables, stockholder receivables and funds due from clearing organizations. The fee receivables relate to revenue transactions due to remarketing contracts and the funds from clearing organizations relate to revenue from securities transactions that have not been collected as of the date of the statement of financial condition. The fee receivables, funds from clearing organizations and stockholder receivables are deemed to be fully collectible. Therefore, the adoption of the new standard did not have a material impact on the Company's financial statements.

On August 28, 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in ASU 2018-13 apply to all entities that are required, under existing U.S. generally accepted accounting principles (U.S. GAAP), to make disclosures about recurring or nonrecurring fair value measurements. The amendments in ASU 2018-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of this ASU did not have a material impact on its financial statements.

Subsequent Events
The Company has evaluated subsequent events through February 25, 2021 which is when the financial statements were issued. No subsequent events requiring disclosure were noted.

2. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consisted of the following:

Furniture and equipment at cost	$ 68,512
Less accumulated depreciation	(67,374)
Property and equipment at depreciated cost	$ 1,138

Depreciation expense totaled $2,398 for the year ended December 31, 2020.

3. FINANCING ARRANGEMENTS

As of December 31, 2020, the Company had a $25,000,000 credit facility available at Regions Bank to handle pre-sold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2020, there were no balances outstanding with respect to this credit facility.

As of December 31, 2020, the Company had a $2,000,000 credit facility available at Regions Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. This note amount is determined using a loan to cost ratio of 90%. As of December 31, 2020, there were no balances outstanding with respect to this credit facility.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital and net capital requirements of $335,076 and $100,000, respectively, as of December 31, 2020. The Company's percentage of aggregate indebtedness to net capital was 24.04% as of December 31, 2020.

5. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. For the year ended December 31, 2020, the Company authorized a profit-sharing contribution of $63,643.

6. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2020.

7. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2020, the Company had no uninsured cash balances. The Company has not and does not expect to experience any loss regarding these cash accounts.

8. OPERATING LEASES

As the Company's leases do not provide an implicit interest rate, the Company uses as its incremental borrowing rate 1.31%, as the discount rate in determining the present value of lease payments.

The Company's leases have various remaining lease terms of .4 to 4 years, some of which include options to extend the lease for additional terms. The exercise of lease renewal options is at the Company's discretion. Renewals to extend the lease terms are not included in the Company's Right –of-use asset and Lease liabilities as they are not reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Lease expense is included in occupancy and equipment on the Statement of Income.

The amount, timing and cash flows arising from the Company's operating lease obligations at December 31, 2020 were as follows:

Future minimum rental payments under these agreements are as follows:

Components of operating lease expense:	
Lease expense (lease payments)	$ 73,188
Other information:	
Weighted-average remaining lease term	3.91 years
Weighted-average discount rate	1.31%
Minimum future lease payments under operating leases:	
2021	69,759
2022	63,620
2023	64,574
2024	55,498
Total undiscounted operating lease payments	253,451
Less: Imputed interest	(10,744)
Present value of operating lease liabilities at December 31, 2020	242,707
Cash paid for amounts included in the measurement of lease liabilities	66,874
Initial right-of-use asset recognized January 1, 2020	$ 309,581

9. RELATED PARTY TRANSACTIONS

The Company has receivables from certain stockholders. These receivables have no specific repayment terms and bear no interest. It is the intent of these stockholders to repay these receivables.

10. PAYROLL PROTECTION PROGRAM LOAN

The Company obtained a $117,500 loan from Regions Bank, under the Paycheck Protection Program (PPP), a loan program administered by the Small Business Administration, on April 27, 2020. The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act, provides loans to qualified entities for amounts up to 2.5 times the average monthly expenses of the qualifying entity. Under the terms of the PPP, up to 100% of the loan (and related interest) may be forgiven if the proceeds are used for covered expenses and certain other requirements related to wage rates and maintenance of full-time equivalents are met. The Company applied for forgiveness with the lender on August 26, 2020 and received forgiveness of $117,500 for principal amount and $608 for the accrued interest for a total of $118,108 from the Small Business Administration (SBA) on November 2, 2020. The amount of loan forgiveness is presented as a gain on debt extinguishment as a component of revenues on the statement of income.

SUPPLEMENTAL INFORMATION

THORNTON FARISH INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Total qualified ownership equity		$ 580,884
Other allowable credits	$ 63,643	
Total capital and allowable subordinated liabilities		644,527
Nonallowable assets	309,451	
Total deductions and/or charges		309,451
Net capital before haircuts on securities positions		335,076
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Trading and investment securities:		
Marketable securities	-	
Other securities	-	
Total haircuts		-
Net capital		$ 335,076

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2020, as amended on February 12, 2021.

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Minimum net capital requirement	$ 5,370
Minimum dollar net capital requirement of reporting broker	$ 100,000
Greater of above amounts	$ 100,000
Excess net capital	$ 235,076
Excess net capital at 1,500%	$ 322,994
Excess net capital at 1,000%	$ 327,022

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

Total aggregate indebtedness	$ 80,544
Percentage of aggregate indebtedness to net capital	24.04%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2020, as amended on February 12, 2021.

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	NONE

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC. EXEMPTION REPORT FOR CLAIMING AN EXEMPTION PURSUANT TO RULE 15C3-3

THORNTON FARISH INC.'S EXEMPTION REPORT

Thornton Farish Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii) (all customer transactions are cleared through another broker-dealer on a fully disclosed basis) and

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2020 through December 31, 2020 without exception.

THORNTON FARISH INC.

I, Scott W. Bamman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Scott W. Bamman
President

February 25, 2021

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING THE EXEMPTION REVIEW REPORT FOR THE THORNTON FARISH INC. EXEMPTION REPORT FOR CLAIMING AN EXEMPTION PURSUANT TO RULE 15C3-3

To the Board of Directors
Thornton Farish Inc.

We have reviewed management's statements, included in the accompanying Thornton Farish Inc. Exemption Report, in which (1) Thornton Farish Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Thornton Farish Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Thornton Farish Inc. stated that Thornton Farish Inc. met the identified exemption provisions for the period from January 1, 2020 through December 31, 2020 without exception. Thornton Farish Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thornton Farish Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Montgomery, Alabama
February 25, 2021